Exhibit 99.1
Press Release
Global Traffic Network, Inc. Reports Fiscal Third Quarter 2007 Operating Results
Revenue increases 69% over third quarter fiscal 2006
New York, NY, May 15, 2007 — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for the third quarter of fiscal 2007.
For the three month period ended March 31, 2007, revenue was $7.6 million, versus $4.5 million in the year ago period, an increase of 69 percent. Revenue from the Company’s Australian operations increased to $7.0 million from $4.4 million in the prior year, while revenue from its Canadian operations increased to $0.6 million from $0.1 million during the third quarter of fiscal 2006.
Operating expenses for the quarter increased to $5.8 million from $3.9 million in 2006, an increase of 49 percent. The Company’s operating expenses in Canada grew to $1.3 million in the current year period, an increase of $0.7 million over the year ago period during which the Company had just begun commencing operations in most of its current Canadian markets. In the third quarter of fiscal 2007, Global Traffic Network provided service in seven Canadian markets while during the comparable quarter in fiscal 2006, the Company provided service in only one market for the full period, while launching operations in five other markets throughout the quarter.
Selling, general & administrative expenses increased from $1.6 million for the three months ended March 31, 2006 to $2.8 million for the three months ended March 31, 2007, an increase of approximately 75 percent. A majority of the increase is attributable to additional sales compensation associated with the higher revenue in Australia and corporate overhead, as well as additional costs in Canada and expenses related to the Company’s preliminary expansion efforts in the United Kingdom.
For the quarter ended March 31, 2007, the company reported a net loss of $1.3 million, compared to a loss of $1.1 million for the third quarter in fiscal 2006. Net income for the Company’s Australian operations increased to $0.4 million from a net loss of $0.2 million in the third quarter of fiscal 2006. The Company’s Canadian operations posted a net loss of $1.4 million for the current quarter, compared to a net loss of $0.8 million in 2006. The Company’s Canadian operations incurred significantly higher expenses in the third quarter of fiscal 2007 because the majority of the Company’s Canadian markets were not operating for the entire period in fiscal 2006.
Revenue for the nine month period ended March 31, 2007 increased 58 percent to $21.9 million from $13.9 million for the nine months ended March 31, 2006. The increase in revenue was driven by a $6.1 million increase in the Company’s Australian operations, while revenue for the Company’s Canadian operations increased $1.9 million, totaling $2.0 million for the period.

Operating expenses for the nine month period ended March 31, 2007 increased to $15.6 million from $10.5 million in the nine months ended March 31, 2006, a 49 percent increase. A majority of the increase can be attributed to Global Traffic Network’s Canadian operations, where the Company provided traffic reports to 36 radio stations in seven markets and started providing TV reports in Vancouver.
Selling, general and administrative expenses for the nine month period ended March 31, 2007 were $7.4 million compared to $4.6 million during the same period a year ago, an increase of 61 percent. The increase in SG&A was primarily due to increased costs in Canada from the expanded operations, sales compensation in Australia on the higher revenue base, corporate overhead and legal costs associated with the Company’s preliminary expansion efforts in the United Kingdom.
For the nine months ended March 31, 2007, the Company recorded a net loss of $2.1 million compared to a net loss of $1.8 million in the year ago period. The loss is primarily attributable to the Canadian operations, which increased to a $3.3 million loss from a loss of $1.4 million in the prior year period. The loss in Canada was primarily due to the expense related to serving a larger number of markets throughout the entire period. The losses of the Company’s Canadian subsidiary were partially offset by its Australian operations, which generated net income of $1.6 million, compared to a loss of $0.1 million for the first nine months of fiscal 2006.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, stated, “A decrease in net results on a quarter over quarter basis is not unexpected given the seasonality of the advertising business, which traditionally sees its highest revenues in the last quarter of the calendar year and the lowest level of revenues in the subsequent quarter. We have experienced exactly this over the past two quarters. We are pleased with the overall progress we have made during the last several months in developing our business. We believe that we are reaching an inflection point where our future quarterly results will continue to improve. We have seen substantial increases to date in fourth quarter revenue from our Australian operations and, as our Canadian revenue continues to grow rapidly, Canada is now becoming less of a drag on earnings. ”
“This past April we acquired Toronto-based Wise Broadcasting, which provides traffic, weather, sports, news and business updates to over 30 different stations in Canada,” continued Mr. Yde. “This acquisition will allow us to expand our geographic reach, as well as the range of services we can offer our customers. We maintain our belief in the strength of the Canadian market and believe that the Wise acquisition positions us well to leverage our assets and continue to grow the business in Canada as new opportunities materialize.”
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EDT on May 15, 2007, to discuss its fiscal third quarter results, as well as other relevant matters. To listen to the call, dial 1-800-418-7236 (domestic), or (973) 935-8757 (international). The participant code is 8755996. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from 10:30 a.m. on May 15, 2007 through 11:59 p.m. on May 22, 2007. To access the replay, please call 1-877-519-4471 in the United States or 973-341-3080 outside of the United States. To access the replay, participants will need to enter the participant code 8755996.

About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, and operates seven traffic networks in Canada. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of -pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise any forward-looking statements to reflect future events or circumstances.

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)
Three months ended March 31, 2007

	2007	2007	2007	2007	2007
	Australia	Canada	UK**	Corporate	Total
Net Revenues	$7,009	$600	$—	$—	$7,609
Operating Expenses
Traffic	2,728	1,270	116	—	4,114
News	1,570	—	—	—	1,570
TV	153	—	—	—	153
Selling, G&A	1,360	586	216	—	2,162
Corporate Overhead	478	113	—	—	591
Non-cash compensation	—	—	—	83	83
Depreciation/amortization	177	47	—	—	224

Operating income (loss)	543	(1,416)	(332)	(83)	(1,288)

Interest expense	30	—	—	—	30
Other (income)	(17)	(66)	—	(87)	(170)

Net income (loss) before taxes	530	(1,350)	(332)	4	(1,148)
Income tax expense	161	—	—	—	161
Net income (loss)	$369	$(1,350)	$(332)	$4	$(1,309)

	2006	2006	2006	2006
	Australia	Canada*	Corporate	Total
Net Revenues	$4,440	$97	$—	$4,537
Operating Expenses
Traffic	2,374	568	—	2,942
News	885	—	—	885
TV	59	—	—	59
Selling, G&A	1,051	301	—	1,352
Corporate Overhead	111	—	132	243
Non-cash compensation	—	—	5	5
Depreciation/Amortization	136	20	—	156

Operating loss	(176)	(792)	(137)	(1,105)

Interest expense	54	49	—	103
Other (income)	—	(3)	(30)	(33)

Net loss before taxes	(230)	(838)	(107)	(1,175)
Income tax (benefit)	(67)	—	—	(67)
Net income (loss)	$(163)	$(838)	$(107)	$(1,108)

*	Canadian Traffic Network ULC was formed July 5, 2005.

**	Global Traffic Network (UK) Limited was formed October 19, 2006

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)
Nine months ended March 31, 2007

	2007	2007	2007	2007	2007
	Australia	Canada	UK**	Corporate	Total
Net Revenues	$19,895	$2,044	$—	$—	$21,939
Operating Expenses
Traffic	7,809	3,585	126	—	11,520
News	3,743	—	—	—	3,743
TV	364	—	—	—	364
Selling, G&A	3,788	1,446	388	—	5,622
Corporate Overhead	1,303	244	—	—	1,547
Non-cash compensation	—	—	—	210	210
Depreciation/amortization	518	133	—	—	651

Operating income (loss)	2,370	(3,364)	(514)	(210)	(1,718)

Interest expense	102	38	—	—	140
Other (income)	(33)	(65)	—	(377)	(475)

Net income (loss) before taxes	2,301	(3,337)	(514)	167	(1,383)
Income tax expense	697	—	—	—	697
Net income (loss)	$1,604	$(3,337)	$(514)	$167	$(2,080)

	2006	2006	2006	2006
	Australia	Canada*	Corporate	Total
Net Revenues	$13,776	$97	$—	$13,873
Operating Expenses
Traffic	7,005	705	—	7,710
News	2,645	—	—	2,645
TV	168	—	—	168
Selling, G&A	3,265	665	—	3,930
Corporate Overhead	337	—	359	696
Non-cash compensation	—	—	5	5
Depreciation/Amortization	390	24	—	414

Operating loss	(34)	(1,297)		(1,695)

Interest expense	144	76	—	220
Other expense (income)	1	(4)	(56)	(59)

Net loss before taxes	(179)	(1,369)	(308)	(1,856)
Income tax (benefit)	(47)	—	—	(47)
Net loss	$(132)	$(1,369)	$(308)	$(1,809)

*	Canadian Traffic Network ULC was formed July 5, 2005.

**	Global Traffic Network (UK) Limited was formed October 19, 2006

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	June 30,
	2007	2006
	(Unaudited)	(Unaudited)
ASSETS:

Current Assets:
Cash and cash equivalents	$8,435	$14,649
Accounts receivable net of allowance for doubtful accounts of $88 and $11 at March 31, 2007 and June 30, 2006	6,516	4,715
Prepaids and other current assets	1,373	350
Income tax receivable	3	26
Deferred tax assets	153	134

Total current assets	16,480	19,874
Property and equipment, net	6,125	4,188
Intangibles	31	29
Deferred tax assets	132	87
Other assets	119	110

Total assets	$22,887	$24,288

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current Liabilities:
Bank overdraft line of credit	$—	$611
Accounts payable and accrued expenses	6,274	3,872
Deferred revenue	36	—
Income taxes payable	611	132
Current portion of long term debt	632	557
Current portion of shareholder notes payable	—	2,000

Total current liabilities	7,553	7,172
Long term debt, less current portion	934	1,286
Other liabilities	410	222

Total liabilities	8,897	8,680
Shareholders’ Equity
Common stock, $.001 par value; 100,000,000 shares authorized; 12,870,000 shares issued and outstanding as of March 31, 2007 and June 30, 2006	13	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of December 31 and June 30, 2006	—	—
Additional paid in capital	18,379	18,169
Accumulated other comprehensive income	566	314
Accumulated deficit	(4,968)	(2,888)

Total shareholders’ equity	13,990	15,608

Total liabilities and shareholders’ equity	$22,887	$24,288

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$7,609	$4,537	$21,939	$13,873

Operating expenses	5,837	3,886	15,627	10,523
Selling, general and administrative expenses	2,836	1,600	7,379	4,631
Depreciation and amortization expense	224	156	651	414

Net operating loss	(1,288)	(1,105)	(1,718)	(1,695)
Interest expense	30	103	140	220
Other (income)	(170)	(33)	(475)	(59)

Net loss before income taxes	(1,148)	(1,175)	(1,383)	(1,856)
Income tax expense (benefit)	161	(67)	697	(47)

Net loss	$(1,309)	$(1,108)	$(2,080)	$(1,809)

Income (loss) per common share:
Basic and diluted	$(0.10)	$(0.13)	$(0.16)	$(0.21)

Weighted average common shares outstanding:
Basic and diluted	12,870,000	8,837,778	12,870,000	8,610,949
Contact:
KCSA Worldwide
Todd Fromer / David Burke
212-682-6300
tfromer@kcsa.com / dburke@kcsa.com
or
Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer & Chief Operating Officer
scott.cody@globaltrafficnet.com

Source: Global Traffic Network, Inc.